Exhibit 1

(Translation)

To whom it may concern
May 22, 2007
Contact Information:
NIS GROUP CO., LTD.
Akihiro Nojiri
Executive Director & Executive Officer
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nisgroup.co.jp
URL: http://www.nisgroup.jp/english
Notice Regarding the Decision to Submit a Proposal for a Reverse Stock Split at the General
Meeting of Shareholders
     NIS GROUP CO., LTD. (The “Company”) hereby announces that its board of directors resolved on May 22, 2007, to submit a proposal requesting approval of a reverse stock split at the 48th Ordinary General Meeting of Shareholders to be held on June 23, 2007.
1. Purpose of Reverse Stock Split
     The Company has sought the enhancement of the liquidity of its shares as one of the Company’s important business challenges since the Company went public in Japan in April 1994. The Company implemented stock splits several times to this end. As a result, the Company believes that its original goals of increasing the number of its shareholders and the enhancement of the liquidity of its shares have to some extent been achieved.
     However, taking into consideration recent conditions in the market for the shares, the Company intends to implement a reverse split of its common stock in order to rationalize the total number of shares outstanding and to streamline stock-related work.
2. Method of Reverse Stock Split
     The Company will implement a 1 for 20 reverse stock split, and the number of shares outstanding will be changed from 2,917,887,012 shares to 145,894,350 shares.
3. Schedule for Reverse Stock Split

(1) Resolution by the board of directors:	May 22, 2007
(2) Resolution by ordinary general meeting of shareholders :	June 23, 2007
(3) Trading suspension period:	August 27, 2007 ~ August 30, 2007
(4) Last date for submission of share certificates:	August 31, 2007
(Share certificates submission period:	July 31, 2007 ~ August 31, 2007)
(5) Effective date of reverse stock split:	August 31, 2007
Shareholders and investors should note that trading of the Company’s shares will be suspended for
a 4 business day period due to the reverse stock split.

4. Conditions to Reverse Stock Split
     The reverse stock split is subject to the approval of the proposals of the board of directors for the reverse stock split and the amendment to the Articles of Incorporation, which will decrease in connection with the reverse stock split the total number of shares to be issued by the Company, at the 48th Ordinary General Meeting of Shareholders to be held June 23, 2007.
     In the case that the reverse stock split results in fractional shares, the Company will sell or buy shares equivalent to the total amount of such fractional shares, and will distribute the proceeds to holders of the fractional shares, in accordance with Article 235 of the Corporate Law of Japan.
     The Company will make no change to the number of shares per unit in connection with the reverse stock split.